Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

Melco International Development Limited

(Incorporated in Hong Kong with limited liability)

Website : http://www.melco-group.com

(Stock Code : 200)

CONNECTED TRANSACTION

GRANT OF RESTRICTED SHARES TO A CONNECTED PERSON BY A

LISTED SUBSIDIARY - MELCO CROWN ENTERTAINMENT LIMITED

The Board announces that on 31 March 2017 (US Eastern Standard Time), following publication of the annual results for the year ended 31 December 2016 by the Company, MCE granted Restricted Shares in respect of 210,490 ADSs (equivalent to 631,470 MCE shares) to Mr. Ho under MCE Share Incentive Plan.

Grant of Restricted Shares to Mr. Ho by MCE

The Board announces that on 31 March 2017 (US Eastern Standard Time), following publication of the annual results for the year ended 31 December 2016 by the Company, MCE granted Restricted Shares in respect of 210,490 ADSs (equivalent to 631,470 MCE shares) to Mr. Ho under MCE Share Incentive Plan.

Pursuant to MCE Share Incentive Plan, the Restricted Shares, when issued and fully paid, shall rank pari passu among themselves and with those shares in issue, and will vest in Mr. Ho on the Vesting Date. The Restricted Shares granted are not transferable and may not be sold, pledged or otherwise transferred until vested.

The Restricted Shares granted represent approximately 0.04% of MCE’s issued share capital and will be allotted and issued to Mr. Ho on the Vesting Date.

Based on the closing price of US$18.54 per ADS as quoted on the NASDAQ Global Select Market on 31 March 2017, the market value of the Restricted Shares granted to Mr. Ho is approximately US$3.90 million (equivalent to approximately HK$30.23 million).

In determining the number of Restricted Shares granted to Mr. Ho, the board of directors of MCE has considered the importance and contribution of Mr. Ho’s work to the MCE Group, including the scope and responsibilities of his position as Chairman and Chief Executive Officer of MCE.

Reasons for and Benefits of the Grant

The purpose of the aforesaid grant of Restricted Shares to Mr. Ho is to recognize Mr. Ho’s contribution to the success and development of the MCE Group and to incentivize and motivate him to continue to strive for the future development of the MCE Group and its business.

The Directors (including the independent non-executive Directors) consider that the terms of the grant of Restricted Shares by MCE to Mr. Ho are fair and reasonable, that the grant is on normal commercial terms or better (as far as the Company is concerned) and in the ordinary and usual course of business of the Group, and that the grant is in the interests of the Company and its shareholders as a whole.

The Company confirms that Mr. Ho, who has a material interest in the aforesaid grant of Restricted Shares to him, abstained from voting at the relevant Board meeting on the resolution in relation to such grant. None of the other Directors has a material interest, or otherwise is required to abstain from voting on, the Board resolution in relation to such grant.

Information about MCE and the Company

The Company, through its subsidiaries, is principally engaged in leisure, gaming and entertainment and other investments.

MCE is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The ADSs of MCE are listed on the NASDAQ Global Select Market. As at the date of this announcement, MCE is a subsidiary of the Company, and the Company’s shareholding in MCE is approximately 51.3%.

MCE will continue to be a subsidiary of the Company following the aforesaid grant of Restricted Shares to Mr. Ho.

For the financial year ended 31 December 2015, MCE’s audited loss before taxation was approximately US$59,777,000 (equivalent to approximately HK$463,271,750) and MCE’s audited loss after taxation was approximately US$60,808,000 (equivalent to approximately HK$471,262,000).

For the financial year ended 31 December 2014, MCE’s audited profits before taxation were approximately US$530,422,000 (equivalent to approximately HK$4,110,770,500) and MCE’s audited profits after taxation were approximately US$527,386,000 (equivalent to approximately HK$4,087,241,500).

As at 31 December 2015, MCE’s audited net asset value was approximately US$4,931,859,000 (equivalent to approximately HK$38,221,907,250).

The grant of the Restricted Shares to Mr. Ho will not result in any gain or loss accrued to the Group’s accounts on grant date. The Group measures the cost of Restricted Shares to Mr. Ho based on the grant date fair value and will recognize such cost over the vesting period.

Implications under the Listing Rules

Mr. Ho is a substantial shareholder, the Chairman and Chief Executive Officer of the Company. He is also the Chairman and Chief Executive Officer of MCE. As such, Mr. Ho is a connected person of the Company, and the grant of Restricted Shares to Mr. Ho constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

Based on the closing price of US$18.54 per ADS as quoted on the NASDAQ Global Select Market on 31 March 2017 and the number of Restricted Shares granted to Mr. Ho, one or more percentage ratio exceeds 0.1% but each of the applicable percentage ratios is less than 5%. Accordingly, the aforementioned grant of Restricted Shares to Mr. Ho is subject to the reporting and announcement requirements, but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Definitions

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADSs”	American depositary shares of MCE

“Board”	the board of directors of the Company

“Company”	Melco International Development Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board of the Stock Exchange

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“MCE”	Melco Crown Entertainment Limited, a company incorporated in the Cayman Islands with limited liability and a subsidiary of the Company, with its shares listed by way of American depositary shares on the NASDAQ Global Select Market in the United States

“MCE Group”	MCE and its subsidiaries

“MCE Share Incentive Plan”	a share incentive plan adopted by MCE as approved by shareholders of MCE and effective from 7 December 2011 (as amended)

“Mr. Ho”	Mr. Ho, Lawrence Yau Lung, substantial shareholder, Chairman and Chief Executive Officer of the Company

“Restricted Shares”	restricted shares in MCE awarded under the MCE Share Incentive Plan

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US”	The United States of America

“US$”	United States dollars, the lawful currency of the US

“Vesting Date”	30 March 2020

“%”	per cent.

By Order of the Board of Melco International Development Limited Leung Hoi Wai, Vincent Company Secretary

Hong Kong, 3 April 2017

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.75. Percentages and figures expressed have been rounded.

As at the date of this announcement, the Board comprises four Executive Directors, namely, Mr. Ho, Lawrence Yau Lung (Chairman and Chief Executive Officer), Mr. Evan Andrew Winkler (Managing Director), Mr. Tsui Che Yin, Frank and Mr. Chung Yuk Man, Clarence; one Non-Executive Director, namely, Mr. Ng Ching Wo; and three Independent Non-Executive Directors, namely, Mr. Chow Kwong Fai, Edward, Mr. Sham Sui Leung, Daniel and Dr. Tyen Kan Hee, Anthony.